Exhibit 99.3

VOTING PROXY

THE UNDERSIGNED

Name	:

Address	:

acting on behalf of (only to be completed if relevant)

Name	:

Address	:

(the "Principal").

DECLARES AS FOLLOWS

1.

The Principal hereby registers for the annual general meeting of shareholders of Pharvaris N.V. (the "Company") to be held on June 29, 2021 at 1:00 p.m. CEST at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to Mr. P.C.S. van der Bijl, civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:
a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and
b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.

3.

This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set out below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2020
Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended December 31, 2020
Appointment of Ms. Viviane Monges as non-executive director of the Company

4.	This power of attorney is granted with full power of substitution.

5.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

(signature page follows)

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:

Pharvaris N.V.

c/o General Counsel

J.H. Oortweg 21

2333 CH Leiden

the Netherlands

investor.relations@pharvaris.com

If the Principal is a beneficial owner of shares in the Company's capital, please enclose:

(i)	proof of beneficial ownership of the underlying shares, such as a recent account statement; and
(ii)	a signed proxy from the relevant holder of those underlying shares on the record date for the AGM, June 1, 2021.